SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of

The Securities Exchange Act of 1934

For May 14, 2008

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

Suite 4700, TD Bank Tower

Toronto Dominion Centre

Toronto, Ontario M5K 1E6

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By:/s/ Alida Gualtieri
General Counsel & Secretary

Dated: May 14, 2008